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May 31, 2024	Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

Via Edgar U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549 Attn: Ms. Kim McManus
Re:	SP Funds 2030 Target Date Fund
SP Funds 2040 Target Date Fund
SP Funds 2050 Target Date Fund (each, a “Fund” and collectively, the “Funds”)
Registration Statement on Form N-1A
File Nos. 333-274015 and 811-23893

Dear Ms. McManus:

On behalf of the registrant, SP Funds Trust (the “Registrant”), we are providing supplemental exhibits to our original May 22, 2024 responses to the Staff’s comments regarding the Registrant’s Post-Effective Amendment No. 1 to the registration statement on Form N-1A (the “Registration Statement”). Each response is applicable to each of the Funds found in the Registration Statement. In addition, this filing reflects the completion of all missing information in the Registration Statement and the filing of all remaining exhibits.

1.	Response: Attached as Exhibit A is the marked summary prospectus section for the SP Funds 2030 Target Date Fund, which reflect changes made to the summary prospectus section for each Fund. All changes to the risk section were carried through to similar language in item 9 to the statutory prospectus and the SAI. This disclosure reflects changes made by the Registrant in response to comments 1, 6, 7, 10 through 14, 16 and 17.

2.	Response: Attached as Exhibit B is the relevant marked portion of item 9 to the statutory prospectus for the Funds. This reflects changes made by the Registrant in response to comments 4, 5, 9, 15, 18 and 19.

3.	Response: Attached as Exhibit C is the marked statement of additional information for the SP Funds 2030 Target Date Fund. This reflects changes made by the Registrant in response to comment 20.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

May 31, 2024

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661.

Very truly yours,

/s/ Deborah Bielicke Eades

Deborah Bielicke Eades

Shareholder

May 31, 2024

EXHIBIT A

SP FUNDS 2030 TARGET ~~DATE FUND~~DATE FUND – FUND SUMMARY

Investment Objective

The SP Funds 2030 Target Date Fund (the “Fund” or the “2030 Fund”) seeks a high level of total return through its target date. Thereafter, the Fund primarily seeks high current income and secondarily capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (the “Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (Expenses That You Pay Each Year as a Percentage of The	Investor	Institutional
Value of Your Investment)	Shares	Shares
Management Fees(1)	~~[•]~~ 0.45%	~~[•]~~0.45%
Other Expenses	0.00%	0.00%
Distribution and/or Service (12b-1) Fees	~~.25~~0.25%	–
Shareholder Servicing Fee	0.15%	–
Acquired Fund Fees and Expenses(2)	~~[•]~~0.20%	~~[•]~~0.20%
Total Annual Fund Operating Expenses	~~[•]~~1.05%	~~[•]~~0.65%

(1)	Under the Investment Advisory Agreement, ~~the Advisor~~Fund pays the Adviser an annual unitary management fee. The Adviser is responsible for substantially all expenses of each fund share class, including the cost of transfer agency, custody, fund administration, compensation paid to the Independent Board Members, legal, audit and other services, except for the fee payments to the Advisor under the Investment Advisory Agreement ~~(also known as a “unitary advisory fee”), interest expense~~, and excluding interest charges on borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, ~~taxes, brokerage expenses~~accrued deferred tax liability, distribution fees ~~or~~and expenses (if any), and litigation expenses and other non-routine or extraordinary expenses.

(2)	Because the Fund is new, Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

Expense Example

This Expense Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Expense Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Expense Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Expense Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor Shares	~~[•]~~ $107	~~[•]~~ $334
Institutional Shares	~~[•]~~ $66	~~[•]~~ $208

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in total annual fund operating expenses or in the Expense Example above, affect the Fund’s performance. Because the Fund is newly offered, portfolio turnover information is not available.

Principal Investment Strategies

The Fund employs an asset allocation strategy designed for investors who are expecting to retire (assuming a shareholder turns 65 in the year indicated in the Fund’s name) or who otherwise have a long-term savings objective on or around the specific target year (target date), as indicated in the Fund’s name, and who are likely to stop making new investments at that time. The Fund is a diversified investment company that operates as a fund-of-funds.

Under normal conditions, the investment manager allocates the Fund’s assets among its target asset classes by investing primarily in a distinctly-weighted combination of other funds (underlying funds), based on each underlying fund's predominant asset class and strategy. The Fund will invest its assets primarily in underlying funds that follow a Shariah-compliant investment strategy. The Fund invests primarily in exchange-traded funds advised or sub-advised by the investment manager. The affiliated funds in which the Fund currently may invest include SP Funds S&P 500 Sharia Industry Exclusions ETF, SP Funds Dow Jones Global Sukuk ETF, SP Funds S&P Global REIT Sharia ETF, SP Funds S&P Global Technology ETF and SP Funds S&P World (ex-US) ETF. The Adviser engages a third party to certify Shariah compliance for affiliated funds. The Fund may allocate its assets among other third-party funds to seek exposure to asset classes not offered by the investment manager or when the investment manager determines it is prudent to do so. Such third-party funds may not follow Shariah principles.

The Adviser uses the following glide path – the target allocation among asset classes — as the Fund approaches its target date:

Years To Target Date	STOCKS	REAL	SUKUK	GOLD	CASH
		ESTATE
6 Years to Target Date	40%	10%	43.5%	2.5%	4.0%
~~4~~3 Years to Target Date	25.0%	10.0%	55.0%	5.0%	5.0%
Target Date	15.0%	12.5%	55.0%	7.5%	10.0%

The underlying funds and the percentage allocations in the glide path may be changed from time to time by the Fund’s investment manager without the approval of shareholders, and, under normal conditions, the percentage allocations may vary up to ~~[•]~~5% from the stated allocations. The target date allocation will apply after the target date and during the withdrawal period. Shariah principles prohibit investment in certain types of businesses and prohibit investment in conventional bonds, debentures and other interest-bearing obligations of indebtedness. Accordingly, the Funds will seek exposure to underlying funds that invest in Sukuk in lieu of conventional interest-bearing instruments and the Fund’s allocation to cash will not bear interest. Sukuk is a Shariah-compliant financial certificate representing ~~an interest in underlying assets, which has bond-like characteristics~~undivided shares of ownership of a tangible asset as it relates to a specific project or investment activity.

While the Fund is designed for investors expecting to retire or reach another savings goal and begin withdrawals around the target date, investors should also consider other factors, such as their risk tolerance, personal circumstances, legal considerations, tax consequences and status, complete financial situation and needs and individual goals, some or all of which can change frequently. It is possible to lose money by investing in the Fund, including at and after the target date. The Fund does not guarantee a level of income or principal at or after the target date.

Principal Investment Risks

The principal risks of investing in the Fund are summarized below. As with any investment, there is a risk that you could lose all or a portion of your investment in the Fund. Some or all of these risks may adversely affect the Fund’s net asset value per share (“NAV”), trading price, yield, total return, and/or ability to meet its investment objective. For more information about the risks of investing in the Fund, see the section in the Fund’s Prospectus titled “Additional Information About the Fund—Principal Risks of Investing in the Fund.”

Principal Risks of the Fund’s Investment Strategies

General Market Risk. Securities markets and individual securities, such as equity securities, may increase or decrease in value. Security prices may fluctuate widely over short or extended periods in response to market or economic news and conditions, and securities markets also tend to move in cycles. If there is a general decline in the securities markets, it is possible your investment may lose value regardless of the individual results of the companies in which the underlying funds invest. The magnitude of up and down price or market fluctuations over time is sometimes referred to as “volatility,” and it can be significant. In addition, different asset classes and geographic markets may experience periods of significant correlation with each other. As a result of this correlation, the securities and markets in which the underlying funds invest may experience volatility due to market, economic, political or social events and conditions that may not readily appear to directly relate to such securities, the securities’ issuer or the markets in which they trade.

Retirement Income Risk. The Fund does not provide a guarantee that sufficient capital appreciation will be achieved to provide adequate income at and through retirement. The Fund also does not ensure that you will have assets in your account sufficient to cover your retirement expenses; this will depend on the amount of money you have invested in the Fund, the length of time you have held your investment, the returns of the markets over time, the amount you spend in retirement, and your other assets and income sources. Such risk includes the risk of financial loss, including losses near, or after the Fund’s target date.

Asset Allocation Risk. The Fund’s ability to achieve its investment goal depends upon the investment manager’s skill in determining the Fund’s broad asset allocation mix and selecting underlying funds. There is the possibility that the investment manager’s evaluations and assumptions regarding asset classes and underlying funds will not successfully achieve the Fund's investment goal in view of actual market trends.

Investing in ETFs Risk. The Fund’s investments in ETFs may subject the Fund to additional risks than if the Fund would have invested directly in the ETFs’ underlying securities. These risks include the possibility that an ETF may experience a lack of liquidity that can result in greater volatility than its underlying securities or an ETF may trade at a premium or discount to its net asset value; or, if an index ETF, an ETF may not replicate exactly the performance of the benchmark index it seeks to track. Because the Fund invests in underlying ETFs, and the Fund’s performance is directly related to the performance of the underlying ETFs held by it, the ability of the Fund to achieve its investment goal is directly related to the ability of the underlying ETFs to meet their investment goals. In addition, investing in an ETF may also be more costly than if the Fund had owned the underlying securities directly. The Fund, and indirectly, shareholders of the Fund, bear a proportionate share of the ETF’s expenses, which include management and advisory fees and other expenses. In addition, the Fund pays brokerage commissions in connection with the purchase and sale of shares of ETFs. The cost of investing in the Fund will generally be higher than the cost of investing directly in an underlying ETF due to its fees and expenses.

Affiliated Funds Risk. In managing the Fund, the investment manager will have authority to select and substitute underlying funds and ETFs. The investment manager may be subject to potential conflicts of interest in selecting underlying funds and ETFs because the fees paid to the investment manager by some underlying funds and ETFs are higher than the fees paid by other underlying funds and ETFs. However, the investment manager is a fiduciary to the Fund and is obligated to act in the Fund’s best interests when selecting underlying funds and ETFs.

Management Risk. The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Recently Organized Fund Risk. The Fund is a recently organized, diversified management investment company with a limited operating history. As a result, prospective investors have a limited track record or history on which to base their investment decision. There can be no assurance that the Fund will grow to or maintain an economically viable size.

Principal Risks of the Underlying Funds

Equity Securities Risk. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. Common stocks generally subject their holders to more risks than preferred stocks and debt securities because common stockholders’ claims are subordinated to those of holders of preferred stocks and debt securities upon the bankruptcy of the issuer.

Foreign Securities Risk. Certain foreign countries may impose exchange control regulations, restrictions on repatriation of profit on investments or of capital invested, local taxes on investments, and restrictions on the ability of issuers of non-U.S. securities to make payments of principal and interest to investors located outside the country, whether from currency blockage or otherwise. In addition, the Fund will be subject to risks associated with adverse political and economic developments in foreign countries, including seizure or nationalization of foreign deposits, the imposition of economic sanctions, different legal systems and laws relating to bankruptcy and creditors’ rights, and the potential inability to enforce legal judgments, all of which could cause the Fund to lose money on its investments in non-U.S. securities. The cost of servicing external debt will also generally be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates which are adjusted based upon international interest rates. Because non-U.S. securities may trade on days when the Fund’s shares are not priced, the Fund’s NAV may change at times when shares cannot be sold.

Emerging Markets Risk. Investments in emerging market securities impose risks different from, or greater than, risks of investing in foreign developed countries, including smaller market capitalization; significant price volatility; and restrictions on foreign investment. Emerging market countries may have relatively unstable governments and may present the risk of nationalization of businesses, expropriation, and confiscatory taxation, or, in certain instances, reversion to closed market, centrally planned economies. Emerging market economies may also experience more severe downturns. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries. In addition, less information may be available about companies in emerging markets than in developed markets because such emerging markets companies may not be subject to accounting, auditing and financial reporting standards or to other regulatory practices required by U.S. companies. Such conditions may impact the ability of the underlying funds to buy, sell or otherwise transfer securities; adversely affect the trading market and price for such securities; and/or cause the underlying funds to decline in value.

Foreign Government Risk. Underlying fund investments in securities issued by foreign governments or their agencies or instrumentalities (sovereign debt), including those that issue sukuk through a secondary issuing vehicle, differs from debt obligations issued by private entities in that, generally, remedies for defaults must be pursued in the courts of the defaulting party. Legal recourse is therefore limited. Foreign sovereign debt securities involve specific risk, including that (i) the governmental entity that controls the repayment of sovereign debt may not be willing or able to repay the principal and/or interest when it becomes due because of political constraints, cash flow problems, and other national economic factors; (ii) governments may default on their sovereign debt, which may require holders of such sovereign debt to participate in debt rescheduling or additional lending to defaulting governments; and (iii) there are no bankruptcy proceedings by which defaulted sovereign debt may be collected in whole or in part.

Geographic Investment Risk. To the extent an underlying fund invests a significant portion of its assets in the securities of companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region. The Fund is expected to have material exposure to the US, India and China as a result of investing in underlying funds that follow Shariah principles.

Sukuk Risk. Sukuk are financial certificates that are similar to conventional bonds but are structured to comply with Shariah law and its investments principles, which, among other things, prohibit charging or paying interest. Sukuk involve many of the same risks that conventional bonds incur such as credit risk ~~and~~. Sukuk based on fixed rates are exposed to interest rate risk in the same manner as fixed-rate bonds. In addition to these risks, there are certain risks specific to sukuk. Sukuk represent undivided shares in the ownership of certificates, and such certificates are linked to a specific investment activity, such as an underlying asset or contractual payment obligations of the issuer. Because no collateral is pledged as security for sukuk, purchasers of sukuk are subject to the risk that an issuer may not meet its payment obligations or that an underlying asset may not perform as expected or lose value. While the sukuk market has grown significantly in recent years, there may be times when the market is illiquid and it is difficult to make an investment in or dispose of sukuk. An investment in Sukuk funds is not equivalent to an investment in a risk-free asset or cash equivalent. The value of an investment in a Sukuk fund will fluctuate based on its overall portfolio duration and the credit risk of underlying assets.

Debt Securities Risk.

Credit Risk. Debt securities are subject to the risk of an issuer’s (or other party’s) failure or inability to meet its obligations under the security. Multiple parties may have obligations under a debt security. An issuer or borrower may fail to pay principal and interest when due. A guarantor, insurer or credit support provider may fail to provide the agreed upon protection. A counterparty to a transaction may fail to perform its side of the bargain. An intermediary or agent interposed between the investor and other parties may fail to perform the terms of its service. Also, performance under a debt security may be linked to the obligations of other persons who may fail to meet their obligations. The credit risk associated with a debt security could increase to the extent that the Fund’s ability to benefit fully from its investment in the security depends on the performance by multiple parties of their respective contractual or other obligations. The market value of a debt security is also affected by the market’s perception of the creditworthiness of the issuer.

Interest Rate Risk. The income generated by debt securities will be affected by changing interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the market value of fixed income securities tends to decrease. Conversely, as interest rates fall, the market value of fixed income securities tends to increase. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations. Falling interest rates may cause an issuer to redeem or “call” a security before its stated maturity, which may result in the Fund having to reinvest the proceeds in lower yielding securities. Rising interest rates across the U.S. and international financial systems may result in fixed-income markets becoming more volatile. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

Currency Risk. Because the Fund’s NAV is determined in U.S. dollars, the Fund’s NAV could decline if the currency of a non-U.S. market in which the Fund invests depreciates against the U.S. dollar or if there are delays or limits on repatriation of such currency. Currency exchange rates can be very volatile and can change quickly and unpredictably. As a result, the Fund’s NAV may change quickly and without warning.

Information Technology Sector Risk. Certain underlying funds are expected to ~~be concentrated~~have material exposure in the information technology sector. To the extent the Fund is invested in such underlying funds, market or economic factors impacting information technology companies and companies that rely heavily on technological advances could have a significant effect on the value of the Fund’s investments. The value of stocks of information technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of information technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Information technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability.

REIT Investment Risk. Certain underlying funds are expected to ~~be concentrated~~invest primarily in REITs. REITs are subject to the risks of investing in the real estate market, including decreases in property revenues, increases in interest rates, increases in property taxes and operating expenses, legal and regulatory changes, a lack of credit or capital, defaults by borrowers or tenants, environmental problems and natural disasters. REITs are subject to additional risks, including those related to adverse governmental actions; declines in property value and the real estate market; the potential failure to qualify for tax-free pass through of income; and exemption from registration as an investment company. REITs are dependent upon specialized management skills and may invest in relatively few properties, a small geographic area, or a small number of property types. As a result, investments in REITs may be volatile. To the extent any REITs are concentrated in specific geographic areas or property types, it may be subject to a greater loss as a result of adverse developments affecting such area or property types. REITs are pooled investment vehicles with their own fees and expenses and the underlying fund will indirectly bear a proportionate share of those fees and expenses.

Gold Risk. Certain underlying funds are expected to invest primarily in gold. Prices of gold-related issues are susceptible to changes in U.S. and foreign regulatory policies, taxes, currencies, mining laws, inflation, and various other market conditions. Gold -related investments as a group have not performed as well as the stock market in general during periods when the U.S. dollar is strong, inflation is low and general economic conditions are stable. In addition, returns on gold-related investments have traditionally been more volatile than investments in broader equity or debt markets.

Market Capitalization Risk.

○	Large-Capitalization Investing. The securities of large-capitalization companies may be relatively mature compared to smaller companies and therefore subject to slower growth during times of economic expansion. Large-capitalization companies may also be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes.

○	Mid-Capitalization Investing. The securities of mid-capitalization companies may be more vulnerable to adverse issuer, market, political, or economic developments than securities of large-capitalization companies. The securities of mid-capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than large-capitalization stocks or the stock market as a whole.

○	Small-Capitalization Investing. The securities of small-capitalization companies may be more vulnerable to adverse issuer, market, political, or economic developments than securities of large- or mid-capitalization companies. The securities of small-capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than large- or mid-capitalization stocks or the stock market as a whole. There is typically less publicly available information concerning smaller-capitalization companies than for larger, more established companies.

Tracking Error Risk. As with all index funds, the performance of an underlying fund and its corresponding index may differ from each other for a variety of reasons. For example, each underlying fund incurs operating expenses and portfolio transaction costs not incurred by an index. In addition, each underlying fund may not be fully invested in the securities of its corresponding index at all times, including during its initial investment period, or may hold securities not included in the index.

Models and Data Risk. The composition of the corresponding index for each underlying fund is heavily dependent on proprietary quantitative models as well as information and data supplied by third parties (“Models and Data”). When Models and Data prove to be incorrect or incomplete, any decisions made in reliance thereon may lead to the inclusion or exclusion of securities from the index universe that would have been excluded or included had the Models and Data been correct and complete. If the composition of an index reflects such errors, an underlying fund’s portfolio can be expected to also reflect the errors.

Shariah-Compliant Investing Risk. Islamic religious law, commonly known as “Shariah,” has certain restrictions regarding finance and commercial activities permitted for Muslims, including interest restrictions and prohibited industries, which reduces the size of the overall universe in which the Fund can invest. The strategy to reduce the investable universe may limit investment opportunities and adversely affect the Fund’s performance, especially in comparison to a more diversified fund. Because Shariah principles preclude the use of interest-paying instruments, cash reserves do not earn ~~income~~interest. To the extent that securities become non-compliant following purchase, such securities may be held for a temporary period of time. Additionally, certain companies that meet Shariah screens may nevertheless generate dividend income that is subject to purification.

Non-diversified Fund Risk. Certain underlying funds are non-diversified funds. In general, a non-diversified fund may invest a greater percentage of its assets in a particular issuer and may own fewer securities than other funds. Accordingly, a non-diversified fund is generally subject to the risk that a large loss in an individual security will cause a greater loss for the fund than it would if the fund was required to hold a larger number of securities or smaller positions.

Recent Market Events Risk. U.S. and international markets have experienced and may continue to experience significant periods of volatility due to a number of economic, political and global macro factors including rising inflation, uncertainty regarding central banks’ interest rate increases, the possibility of a national or global recession, trade tensions, political events, the war between Russia and Ukraine and the impact of the coronavirus (COVID-19) global pandemic. The global recovery from COVID-19 may last for an extended period of time. As a result of continuing political tensions and armed conflicts, including the war between Ukraine and Russia, the U.S. and the European Union imposed sanctions on certain Russian individuals and companies, including certain financial institutions, and have limited certain exports and imports to and from Russia. The war has contributed to recent market volatility and may continue to do so.

Performance

The Fund has not commenced operations and does not have a performance history.

Management

Investment Adviser: ShariaPortfolio, Inc. (“ShariaPortfolio” or the “Adviser”) serves as investment adviser to the Fund.

Portfolio Manager: Naushad Virji, portfolio manager at ShariaPortfolio, is responsible for the day-to-day portfolio management of the Fund and has been the portfolio manager of the Fund since its inception.

Purchase and Sale of Shares

You may purchase, redeem or exchange shares of the Fund on days when the New York Stock Exchange (“NYSE”) is open for regular trading through a financial advisor, by mail addressed to the Fund, 615 East Michigan Street, Milwaukee, WI 53202, by wire, or by calling the Fund toll free at ~~[•]~~844-773-8637. Purchases and redemptions by telephone are only permitted if you previously established this option on your account. The minimum initial purchase or exchange into a Fund is $250 for Investor Class shares and $50,000 for Institutional Class Shares. Subsequent investments must be in amounts of $25 or more. The Fund may waive minimums for purchases or exchanges through employer-sponsored retirement plans and individual retirement accounts.

Tax Information

Fund distributions are generally taxable to shareholders as ordinary income, qualified dividend income, or capital gains (or a combination), unless an investment is in a tax-deferred or other tax-advantaged account. Distributions on investments made through tax-deferred arrangements may be taxed later upon withdrawal of assets from those accounts.

Financial Intermediary Compensation

If you purchase Shares through a broker -dealer or other financial intermediary (such as a bank) (an “Intermediary”), the investment ~~manager~~adviser or its affiliates may pay Intermediaries for certain activities related to the Fund, including participation in activities that are designed to make Intermediaries more knowledgeable about ~~exchange-traded~~certain products, including the Fund, or for other activities, such as marketing, educational training, or other initiatives related to the sale or promotion of Shares. These payments may create a conflict of interest by influencing the Intermediary and your salesperson to recommend the Fund over another investment. Any such arrangements do not result in increased Fund expenses. Ask your salesperson or visit the Intermediary’s website for more information.

May 31, 2024

EXHIBIT B

ADDITIONAL INFORMATION ABOUT THE FUNDS

Investment Objective

Each Fund seeks a high level of total return through its target date. Thereafter, each Fund primarily seeks high current income and secondarily capital appreciation.

The investment objectives of the Funds have not been adopted as fundamental investment policies and therefore a Fund’s investment objectives may be changed without the consent of a Fund’s shareholders upon approval by the Board of Trustees (the “Board”) of SP Funds Trust (the “Trust”) and at least sixty-days’ (60) written notice to shareholders.

Principal Investment Strategies

The following information is in addition to, and should be read along with, the description of each Fund’s principal investment strategies in the section titled “Fund Summary — Principal Investment Strategies” above.

Each Fund currently may invest in underlying funds according to the asset class allocation represented by its glide path, which is presented in each Fund’s summary prospectus. The investment objective and principal investment policies of each affiliated underlying fund are described below. Further detail can be found in each underlying fund’s summary prospectus:

Underlying Fund	Investment Objective	Principal Investment Strategy
SP Funds S&P 500 Sharia Industry Exclusions ETF	The SP Funds S&P 500 Sharia Industry Exclusions ETF seeks to track the performance, before fees and expenses, of the S&P 500 Shariah Industry Exclusions Index (the “Shariah Exclusions Index”).	The fund uses a passive management (or indexing) approach to track the performance, before fees and expenses, of the hariah Exclusions Index. The Shariah 500 Index is composed of the constituents of the Shariah Exclusions Index other than those from the following sub-industries: Aerospace & Defense, Financial Exchanges & Data, and Data Processing & Outsourced Services
SP Funds Dow Jones Global Sukuk ETF	The SP Funds Dow Jones Global Sukuk ETF seeks to track the performance, before fees and expenses, of the Dow Jones Sukuk Total Return (ex-Reinvestment) Index (the “Global Sukuk Index”).	The fund uses a passive management (or indexing) approach to track the performance, before fees and expenses, of the Global Sukuk Index. The Global Sukuk Index includes U.S. dollar-denominated investment-grade sukuk, which are financial certificates, similar to bonds, issued in the global markets and structured to comply with Islamic religious law, commonly known as “Sharia,” and its investment principles. Sukuk are issued by foreign issuers, including governmental issuers.
SP Funds S&P Global REIT Sharia ETF	The SP Funds S&P Global REIT Sharia ETF seeks to track the performance, before fees and expenses, of the S&P Global All Equity REIT Shariah Capped Index (the “Shariah REIT Index”).	The fund uses a passive management (or indexing) approach to track the performance, before fees and expenses, of the Shariah REIT Index. The Shariah REIT Index includes all real estate investment trust securities listed in developed and emerging markets and included as constituents of the Shariah REIT Index, a comprehensive global Sharia-compliant index of publicly-traded equity securities.
SP Funds S&P Global Technology ETF	The SP Funds S&P Global Technology ETF seeks to track the performance, before fees and expenses, of the S&P	The fund uses a passive management (or indexing) approach to track the performance, before fees and expenses, of

	Global 1200 Shariah Information Technology Capped Index (the “Shariah Tech Index”).	the Shariah Tech Index. The Shariah Tech Index is designed to measure the performance of global large-cap equity securities within the information technology sector that pass rules-based screens for adherence to Shariah investment guidelines, with a cap applied to ensure diversification among companies in the Shariah Tech Index.
SP Funds S&P World ETF	The SP Funds S&P World ETF seeks to track the performance, before fees and expenses, of the S&P DM Ex-U.S. & EM 50/50 Shariah Index (the “Shariah World Index”).	The fund uses a passive management (or indexing) approach to track the performance, before fees and expenses, of the Shariah World Index. The Shariah World Index is designed to measure the performance of companies located in developed and emerging markets outside of the United States that pass rules-based screens for adherence to Shariah investment guidelines, with a cap applied to ensure diversification among companies in the Index. To the extent the Shariah World Index includes securities in emerging market securities, the fund may be invested in equity securities of issuers located in emerging markets countries. The fund considers emerging markets countries to be those countries included in the Dow Jones Emerging Markets Index.

The Funds will invest primarily in underlying funds that adhere to Shariah investment principles and that are managed by the investment ~~manager~~ adviser. The Funds may invest in unaffiliated funds to achieve the desired asset allocation targets or when the manager determines it is prudent. The Funds and may invest in underlying funds that do not follow Shariah principles when necessary to achieve the desired asset allocation targets. The investment ~~manager~~adviser specializes in investment products that invest in accordance with Shariah principles and currently manages five exchange-traded funds that seek to invest in accordance with an index including three funds in the stock asset class, one fund in the real estate asset class and one fund investing in sukuk. Within the stock asset class, the Funds will have exposure to US and foreign securities.

Because the Funds seek to invest in underlying funds that follow Shariah principles, the Funds will not have exposure to certain industries and will not have exposure to conventional bonds, debentures and interest-bearing instruments. Islamic religious law, commonly known as “Shariah,” has certain restrictions regarding finance and commercial activities permitted for Muslims, including interest restrictions and prohibited industries. To be Shariah compliant, companies and investments must pass several screens for permissible asset classes and business activities. Stocks and Islamic ETFs are eligible for Shariah compliance consideration but preferred shares and interest-paying securities are not. A business activities screen excludes companies that derive more than five percent of their total income from non-compliant income sources. Non-compliant income sources include alcohol; gambling; weapons; tobacco; adult entertainment; pork products; music, cinema and broadcasting; highly-leveraged businesses; and interest-based businesses.

Shariah Auditor

Raqaba LLC has been appointed as the Shariah auditor (the “Shariah Auditor”) to advise ShariaPortfolio with regard to its interpretation of and compliance with Shariah principles for underlying funds managed by ShariaPortfolio . The Shariah Auditor specializes in providing Shariah compliance services to the financial services sector and provides its services in accordance with the collective decisions of Islamic jurisprudence, Islamic financial standards of Accounting and Auditing Organization for Islamic Financial Institutions (AAOIFI) and the Islamic Financial Services Board (IFSB), international financial reporting standards, and local regulatory frameworks.

The Shariah Auditor performs annual Shariah audits to assess the Shariah compliance of each underlying fund managed by the investment adviser. The Shariah Auditor does not make investment decisions, provide investment advice, or otherwise act in the capacity of an investment adviser to the funds. Additionally, the Shariah Auditor is not involved in the maintenance of any of the indices and does not otherwise act in the capacity of an index provider.

Principal Risks of Investing in the Funds

Unless otherwise noted, each below risk applies to all Funds. As with any investment, there is a risk that you could lose all or a portion of your investment in a Fund. Some or all of these risks may adversely affect a Fund’s NAV per share, yield, total return and/or ability to meet its investment objectives. The following risks could affect the value of your performance in the Funds. The number of risk factors applicable to a Fund does not necessarily correlate to the overall risk of an investment in that Fund.

Principal Risks of the Funds’ Investment Strategies

General Market Risk. Securities markets and individual securities, such as equity securities, may increase or decrease in value. Security prices may fluctuate widely over short or extended periods in response to market or economic news and conditions, and securities markets also tend to move in cycles. If there is a general decline in the securities markets, it is possible your investment may lose value regardless of the individual results of the companies in which the Fund invests. The magnitude of up and down price or market fluctuations over time is sometimes referred to as “volatility,” and it can be significant. In addition, different asset classes and geographic markets may experience periods of significant correlation with each other. As a result of this correlation, the securities and markets in which the Fund invests may experience volatility due to market, economic, political or social events and conditions that may not readily appear to directly relate to such securities, the securities’ issuer or the markets in which they trade.

Retirement Income Risk. The Fund does not provide a guarantee that sufficient capital appreciation will be achieved to provide adequate income at and through retirement. The Fund also does not ensure that you will have assets in your account sufficient to cover your retirement expenses; this will depend on the amount of money you have invested in the Fund, the length of time you have held your investment, the returns of the markets over time, the amount you spend in retirement, and your other assets and income sources. Such risk includes the risk of financial loss, including losses near, or after the Fund’s target date.

Asset Allocation Risk. The Fund’s ability to achieve its investment goal depends upon the investment manager’s skill in determining the Fund’s broad asset allocation mix and selecting underlying funds. There is the possibility that the investment manager’s evaluations and assumptions regarding asset classes and underlying funds will not successfully achieve the Fund's investment goal in view of actual market trends.

Investing in ETFs Risk. The Fund’s investments in ETFs may subject the Fund to additional risks than if the Fund would have invested directly in the ETFs’ underlying securities. These risks include the possibility that an ETF may experience a lack of liquidity that can result in greater volatility than its underlying securities or an ETF may trade at a premium or discount to its net asset value; or, if an index ETF, an ETF may not replicate exactly the performance of the benchmark index it seeks to track. Because the Fund invests in underlying ETFs, and the Fund’s performance is directly related to the performance of the underlying ETFs held by it, the ability of the Fund to achieve its investment goal is directly related to the ability of the underlying ETFs to meet their investment goals. In addition, investing in an ETF may also be more costly than if the Fund had owned the underlying securities directly. The Fund, and indirectly, shareholders of the Fund, bear a proportionate share of the ETF’s expenses, which include management and advisory fees and other expenses. In addition, the Fund pays brokerage commissions in connection with the purchase and sale of shares of ETFs. The cost of investing in the Fund will generally be higher than the cost of investing directly in the underlying ETF due to its fees and expenses.

Affiliated Funds Risk. In managing the Fund, the investment manager will have authority to select and substitute underlying funds and ETFs. The investment manager may be subject to potential conflicts of interest in selecting underlying funds and ETFs because the fees paid to the investment manager by some underlying funds and ETFs are higher than the fees paid by other underlying funds and ETFs. However, the investment manager is a fiduciary to the Fund and is obligated to act in the Fund’s best interests when selecting underlying funds and ETFs.

Management Risk. The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Recently Organized Fund Risk. The Fund is a recently organized management investment company with a limited operating history. As a result, prospective investors have a limited track record or history on which to base their investment decision. There can be no assurance that the Fund will grow to or maintain an economically viable size.

May 31, 2024

EXHIBIT C

2.	With respect to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase, (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets or (b) the Fund owns more than 10% of the outstanding voting securities of the issuer (with the exception that this restriction does not apply to the Fund’s investments in the securities of the U.S. government, or its agencies or instrumentalities, or other investment companies).

3.	Issue senior securities (as defined under the 1940 Act) or borrow money, except to the extent permitted under the 1940 Act.

4.	Make loans, except to the extent permitted under the 1940 Act.

5.	Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments, except to the extent permitted under the 1940 Act. This shall not prevent the Fund from investing in securities or other instruments backed by real estate, REITs or securities of companies engaged in the real estate business.

6.	Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments, except to the extent permitted under the 1940 Act. This shall not prevent the Fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities.

7.	Underwrite securities issued by other persons, except to the extent permitted under the 1940 Act.

In determining its compliance with the fundamental investment restriction on concentration, each Fund will look through to the investments of the underlying ~~holdings of any affiliated investment company and will consider its entire investment in any investment company with a policy to concentrate, or having otherwise disclosed that it is concentrated, in a particular industry or group of related industries as being invested in such industry or group of related industries~~funds based on the last published holdings. Additionally, in determining its compliance with the fundamental investment restriction on concentration, each Fund will look through to the user or use of private activity municipal bonds to determine their industry.

Currently, subject to modification to conform to the 1940 Act as interpreted or modified from time to time, the Funds are permitted, consistent with the 1940 Act, to borrow, and pledge its securities to secure such borrowing, provided, that immediately thereafter there is asset coverage of at least 300% for all borrowings by a Fund from a bank. If borrowings exceed this 300% asset coverage requirement by reason of a decline in net assets of a Fund, the Fund will reduce its borrowings within three days (not including Sundays and holidays) to the extent necessary to comply with the 300% asset coverage requirement. The 1940 Act also permits the Funds to borrow for temporary purposes only in an amount not exceeding 5% of the value of its total assets at the time when the loan is made. A loan shall be presumed to be for temporary purposes if it is repaid within 60 days and is not extended or renewed.

Currently, with respect to senior securities, the 1940 Act and regulatory interpretations of relevant provisions of the 1940 Act establish the following general limits, subject to modification to conform to the 1940 Act as interpreted or modified from time to time. Open-end registered investment companies such as the Funds are not permitted to issue any class of senior security or to sell any senior security of which they are the issuers. Collateral arrangements with respect to forward contracts, futures contracts or options, including deposits of initial and variation margin, are not considered to be the issuance of a senior security for purposes of the foregoing restriction.

Currently, the 1940 Act prohibits loans to affiliated persons absent exemptive relief.

In addition to the investment restrictions adopted as fundamental policies as set forth above, each Fund observes the following non-fundamental restrictions, which may be changed without a shareholder vote:

1.	The Fund will not invest in illiquid investments if, as a result of such investment, more than 15% of its net assets would be invested in illiquid investments. An illiquid investment is any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.

If a percentage limitation is adhered to at the time of investment or contract, a later increase or decrease in percentage resulting from any change in value or total or net assets will not result in a violation of such restriction, except that the percentage limitations with respect to the borrowing of money and illiquid investments will be observed continuously.

B-9